September 22, 2025

Securities and Exchange Commission

Office of Crypto Assets

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Re:	Hyperliquid Strategies Inc
Registration Statement on Form S-4
Filed September 4, 2025
File No. 333-290034

Dear Ms. Cheng and Ms. Paik:

On behalf of Hyperliquid Strategies Inc (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form S-4 (File No. 333-290034). An electronic version of Amendment No. 1 to the Registration Statement on Form S-4 has been concurrently filed with the Commission through its EDGAR system. The Registration Statement, as amended by Amendment No. 1, is referred to as the “Registration Statement.”

Set forth below are the responses of the Company to the comments of the Staff’s letter to the Company, dated September 18, 2025, relating to the Registration Statement. For ease of reference, the text of the comments in the Staff’s letter is reproduced in bold and italics herein. Unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Registration Statement. Capitalized terms used in this letter but not otherwise defined herein have the respective meanings ascribed to them in the Registration Statement.

Registration Statement on Form S-4

The Transactions

Background of the Transactions, page 85

1.	We note your responses to comments 19 and 20, and re-issue in part. Please revise your disclosure to clarify:

•	Whether the representatives of Chardan representing Sonnet and Rorschach included any of the same individuals.

•	How Chardan determined to represent Rorschach over Sonnet in the transaction.

•	Any policies or procedures in place as Chardan represented both parties in the negotiation of the term sheet.

•	The risks attendant to the potential conflict of interest in Chardan representing both sides in the negotiation of the term sheet.

Response: The Company has revised the disclosure on pages 86 and 87, and has added a risk factor on page 36, in response to the Staff’s comment.

Greenberg Traurig, LLP

www.gtlaw.com

Securities and Exchange Commission

Office of Crypto Assets

Division of Corporation Finance

September 22, 2025

2.	We note your revised disclosure in response to prior comment 16. Please revise your disclosure to clarify when the responses from the 18 life sciences companies and the initial indications of interest in reverse mergers were considered.

Response: The Company has revised the disclosure on page 86 in response to the Staff’s comment.

3.	We note your disclosure on page 86 that the draft non-binding term sheet delivered on June 7, 2025 contemplated “the establishment of new governance and advisory arrangements, including board representation and warrants for Rorschach’s advisor.” Please expand your disclosure to provide additional details regarding these terms.

Response: The Company has revised the disclosure on page 86 in response to the Staff’s comment.

4.	Please disclose the contents of the discussion that Chardan, Sonnet, and Lowenstein had on June 9, 2025. Please also disclose any positions that the parties took on June 11, 2025 and how these positions impacted the revised version of the term sheet sent the next morning, including how the investment in Sonnet of $5 million was determined to increase to $7.5 million.

Response: The Company has revised the disclosure on page 87 in response to the Staff’s comment.

5.	Please expand your disclosure regarding the revised term sheet Sonnet received on June 10, 2025 to discuss how the “aggregate number of shares of Pubco Common Stock based on the total value of the Hyperliquid tokens and cash contributed by Rorschach to Pubco at closing” was to be calculated.

Response: The Company has revised the disclosure on page 87 in response to the Staff’s comment.

6.	We note your disclosure that there were several turns of the term sheet on June 12 and June 13, 2025. Please disclose any material terms that were negotiated through these turns of the term sheet.

Response: The Company has revised the disclosure on page 87 in response to the Staff’s comment.

Greenberg Traurig, LLP

www.gtlaw.com

Securities and Exchange Commission

Office of Crypto Assets

Division of Corporation Finance

September 22, 2025

Unaudited Pro Forma Condensed Combined Financial Statements, page 134

7.	We note the disclosure revisions in response to prior comment 23 and reissue in part. Please tell us where specifically in your various agreements that investors committed to contribute $304.7 million in cash and 12.6 million HYPE tokens. As part of your response, please tell us how this commitment relates to the contractual commitment of investors to contribute at least two hundred million dollars in HYPE Token Value disclosed on page 1 of the Business Combination Agreement dated as of July 11, 2025.

Response: The Company has revised the disclosure on page 135 in response to the Staff’s comment.

8.	We note disclosure on page 9 of the Business Combination Agreement dated as of July 11, 2025 that if less than Two Hundred Million Dollars in HYPE Tokens Value is contributed to Rorschach, additional cash and cash equivalents may be contributed. In light of this uncertainty, please tell us the basis for the $574.3 million HYPE Tokens Value transaction accounting adjustment. Refer to Regulation S-X, Item 11-02(a)(10).

Response: The Company has revised the disclosure on page 140 in response to the Staff’s comment.

Note 1. Basis of Presentation, page 139

9.	In response to prior comment 26, you told us that you concluded that the Rorschach Merger is a reorganization of entities under common control. We note that in the first paragraph you continue to disclose that the Rorschach transaction is an acquisition of assets by Pubco. Please revise to be consistent with your response.

Response: The Company has revised the disclosure on page 134 in response to the Staff’s comment.

Note 2. Estimated Consideration and Preliminary Purchase Price Allocation, page 139

10.	We note your response to prior comment 25 and the disclosure that you determined the value of the Advisor Shares and Advisor Warrants using the closing price of the Sonnet’s common stock as of August 28, 2025. On page 143, you state that the value of both is $551.9 million. In your response, please tell us why you continue to use the price of the Sonnet stock as of August 28, 2025 and not the most recent practicable date. Also, disclose where the issuance of the Advisor Shares and the Advisor Warrants is reflected in the pro forma statements.

Greenberg Traurig, LLP

www.gtlaw.com

Securities and Exchange Commission

Office of Crypto Assets

Division of Corporation Finance

September 22, 2025

Response: The Company has revised the disclosure on page 143 of the Amended Registration Statement in response to the Staff’s comment.

The Company advises the Staff that it determined that the latest market closing price of Sonnet’s publicly traded shares as of September 18, 2025 is the most recent practicable date to update the estimated fair value of Pubco equity reflected within the pro forma financial information, including updates to the Black-Scholes option pricing model to determine the estimated fair value of Pubco warrants, in the Amended Registration Statement. The Company has updated adjustment (C) and has added adjustment (D) to more clearly show the impact of the issuance of the Advisor Shares and Advisor Warrants allocated to the Closing PIPE and the Pubco equity issued to Rorschach equity holders.

Note 3. Historical Adjusted Financial Information, page 141

11.	While we note your response to prior comment 27, we do not see where you reflect the issuance of the preferred stock in the Initial PIPE Financing Adjustment column on page 141. Please revise or advise. Also, with respect to the cash settlement option for the warrants, please disclose whether the Transactions would be deemed to be fundamental transactions under the warrants that would trigger cash settlement.

Response: The Company has revised the disclosure on pages 141 and 142 in response to the Staff’s comment.

Note 4. Transaction Accounting Adjustments, page 142

12.	In pro forma adjustment (AA) on page 143, please revise to clarify, if true, the following:

•	The 12,827,352 shares expected to be issued to the pre-Acquisitions equity holders of Sonnet include 6,000,000 shares expected to be issued to the Initial PIPE subscribers.

•	The 710,400,000 shares expected to be issued pursuant to the Closing PIPE includes 416,612,008 shares related to the HYPE contribution and 243,787,992 related to the cash contribution.

Response: The Company has revised the disclosure on page 143 in response to the Staff’s comment.

Greenberg Traurig, LLP

www.gtlaw.com

Securities and Exchange Commission

Office of Crypto Assets

Division of Corporation Finance

September 22, 2025

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Sonnet, page 185

13.	We note that you removed your comparison of the years ended September 30, 2024 and 2023. Please revise to include this information. In addition, in Liquidity and Capital Resources on page 195, revise to include a discussion of the years ended September 30, 2024 and 2023. Refer to Item 303 of Regulation S-K.

Response: The Company has revised the disclosure on page 193 in response to the Staff’s comment.

14.	We note your disclosure on page 187 that Sonnet will continue to focus on the development of its existing biotech assets, including SON-1010, while disposing of other assets. Please revise your disclosure to clarify the “other assets” that will be disposed.

Response: The Company has revised the disclosure on page 187 in response to the Staff’s comment.

Information About Rorschach and Pubco Capital Allocation Framework, page 201

15.	We note your response to prior comment 31 and re-issue in part. Please revise to quantify your working capital requirements or disclose how much of your HYPE will remain unstaked considering the 7-day unstaking queue to meet these working capital requirements. In this regard, we note your disclosure that you will stake substantially all of your HYPE holdings.

Response: The Company has revised the disclosure on page 201 in response to the Staff’s comment.

HYPE Staking Strategy, page 202

16.	We note your disclosure that you plan to engage reputable third-party staking providers to facilitate staking operations. Please confirm that, once known, you will identify the third-party staking providers. In addition, to the extent you plan to use more than one staking provider, discuss the factors that will be used to determine how much HYPE to allocate among multiple staking providers.

Response: The Company has revised the disclosure on page 202 in response to the Staff’s comment, and confirms that, once known, it will identify the third-party staking providers that it engages, to the extent material.

Greenberg Traurig, LLP

www.gtlaw.com

Securities and Exchange Commission

Office of Crypto Assets

Division of Corporation Finance

September 22, 2025

Custody of Pubco’s HYPE Tokens, page 205

17.	We note your disclosure that Pubco’s custodial service agreements will generally specify that the private keys that control the HYPE tokens will be held in offline or “cold” storage. Please expand your disclosure to discuss the custodial practices that will be in place with the Anchorage Custody Agreement. Please also file the Custody Agreement as an exhibit to the registration statement pursuant to Item 601(b)(10) of Regulation S-K, or tell us why you are not required to do so.

Response: The Company has revised the disclosure on page 205 in response to the Staff’s comment. In addition, the Company has filed the Custody Agreement as an exhibit to the Registration Statement.

18.	We note your disclosure that your HYPE token accumulation transactions will be executed in coordination with digital asset trading service providers, which may be affiliated with the company’s HYPE custodian. To the extent information is available, please identify the digital asset trading service providers that you will use. If not available, please confirm that you will disclose this information once available.

Response: The Company supplementally advises the Staff that it has not yet identified the digital asset trading service providers that it will use. The Company confirms that it will disclose this information once available, to the extent material.

Sincerely,

GREENBERG TRAURIG, LLP

/s/ Jason Simon
Jason Simon

cc: David Schamis – Chief Executive Officer

Greenberg Traurig, LLP

www.gtlaw.com